Exhibit 10.2
SUBSCRIPTION AGREEMENT

This Subscription Agreement (this “Subscription”) is dated as of January 27, 2023, by and between Sol-Gel Technologies Ltd., a company limited by shares organized under the laws of the State of Israel (the “Company”), and M. Arkin Dermatology Ltd., an Israeli company (the “Investor”).

RECITALS

A.       The Company is contemplating (i) the issuance and sale of ordinary shares of the Company, par value NIS 0.1 per share (the “Ordinary Shares”) in a registered direct offering to certain institutional and accredited investors (the “Public Offering”) and (ii) the issuance to the same investors of unregistered warrants, each to purchase one ordinary share (the “Warrants” and together with the Ordinary Shares, the “Securities”) at a combined price of $5.00 (the “Warrant Offering, and, together with the Public Offering, the “Offering”). The Warrants are to be exercisable beginning on the six month anniversary hereof at a price of $5.85  and shall have a term of five years from the initial date of issuance.

B.        The Company has determined that it is in best interest of the Company to issue Securities to the Investor in a private placement on the same terms as the investors are acquiring the Securities in the Offering, and the Investor desires to purchase from the Company the Securities as more fully described in this Subscription.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Subscription, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Investor hereby agree as follows:

1.       Subscription.

(a)       The Investor agrees to buy, and the Company agrees to sell and issue to the Investor, 2,000,000 Ordinary Shares and Warrants to purchase 2,000,000 Ordinary Shares for an aggregate purchase price of $10.0 million (the “Subscription Amount”) on the same terms as the investors are acquiring the Securities in the Offering, including the form and terms of the Warrants to be issued to such Investors.

(b)       The completion of the purchase and sale of the Ordinary Shares and the Warrants (the “Closing”) shall take place at the offices of Latham Watkins LLP, located at 1271 Avenue of the Americas, New York, New York, or at such other location(s) or remotely by facsimile transmission or other electronic means as the parties may mutually agree, on the date specified by the Company. At the Closing, (i) the Investor shall pay the Subscription Amount by wire transfer of immediately available funds to the Company to such bank account or accounts as shall be designated by the Company and (ii) the Company shall cause the Ordinary Shares and the Warrants to be delivered to the Investor.

(c)       The closing of the transactions contemplated by this Subscription is subject to shareholder approval in accordance with the Israel Companies Law due to the status of the Investor as a controlling shareholder of the Company.

2.       Representations and Warranties of the Company. The Company represents and warrants as of the date hereof to the Investor as follows: (i) it has the full corporate power and authority to enter into this Subscription and to perform all of its obligations hereunder; (ii) this Subscription has been duly authorized and executed by, and when delivered in accordance with the terms hereof will constitute a valid and binding agreement of, the Company enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights and remedies of creditors generally or subject to general principles of equity; (iii) the execution and delivery of this Subscription and the consummation of the transactions contemplated hereby do not conflict with or result in a breach of the Company’s articles of association, as amended to date, or any other organizational documents; (iv) the Ordinary Shares, when issued and paid for in accordance with the terms of this Subscription, will be duly authorized, validly issued, fully paid and non-assessable; (v) the Ordinary Shares issuable upon exercise of the Warrants have been duly authorized for issuance and reserved for issuance pursuant to the terms of the Warrants, and when issued by the Company upon valid exercise of the Warrants and payment of the exercise price in connection therewith, will be validly issued, fully paid and non-assessable.

3.  Representations, Warranties and Acknowledgments of the Investor.

(a)       The Investor hereby represents and warrants as of the date hereof to the Company as follows: (i) it has the full right, power and authority to enter into this Subscription and to perform all of its obligations hereunder; (ii) this Subscription has been duly authorized and executed by the Investor and, when delivered in accordance with the terms hereof, will constitute a valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights and remedies of creditors generally or subject to general principles of equity; (iii) the execution and delivery of this Subscription and the consummation of the transactions contemplated hereby do not conflict with or result in a breach of the Investor’s governing or organizational documents; (iv)  at the time the Investor was offered the Securities, it was, and at the date hereof it is, and on the date of the Closing it will be, an “accredited investor” as defined in Rule 501(a) under the Securities Act of 1933, as amended; (v) the Investor is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in securities representing an investment decision like that involved in the purchase of the Securities; (vi)  the Investor is not relying on the Company or any of its respective employees or agents with respect to the legal, tax, economic and related considerations of an investment in the Securities; and (vii) the Investor is satisfied that it has received adequate information with respect to all matters which it or its Advisors, if any, consider material to its decision to make an investment in the Securities.

4.  Legend.   Until such time as determined in accordance with paragraph (b) below, the Securities and the Ordinary Shares issuable upon exercise of the Warrants will bear a restrictive legend in substantially the following form:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“THE SECURITIES ACT”).  THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AS CONFIRMED BY AN OPINION OF UNITED STATES COUNSEL THAT IS SATISFACTORY TO THE COMPANY OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS.

The Company shall cause the restrictive legend set forth above to be removed from the Securities and the Ordinary Shares issuable upon exercise of the Warrants if they are (i) resold in accordance with Rule 144 or another available exemption under the Securities Act following which such securities will not constitute restricted securities or control securities in the hands of the purchaser or transferee thereof, as confirmed by an opinion of United States counsel satisfactory to the Company or (ii) resold in reliance on an effective registration statement under the Securities Act

5.  Miscellaneous.

(a)        This Subscription constitutes the entire understanding and agreement among the parties with respect to its subject matter, and there are no agreements or understandings with respect to the subject matter hereof which are not contained in this Subscription.

(b)       This Subscription may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other party hereto, it being understood that the parties need not sign the same counterpart. Execution may be made by delivery by facsimile or by e-mail delivery of a “.pdf” format data file.

(c)        The provisions of this Subscription are severable and, in the event that any court or officials of any regulatory agency of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Subscription shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Subscription and this Subscription shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible, so long as such construction does not materially adversely affect the economic rights of either party hereto.

(d)         All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing and shall be mailed, hand delivered, sent by a recognized overnight courier or sent via facsimile or by e-mail delivery and confirmed by letter, to the party to whom it is addressed at the following addresses or such other address as such party may advise the other in writing:

To the Company: as set forth on the signature page hereto.

To the Investor: as set forth on the Investor’s signature page hereto.

All notices hereunder shall be effective upon receipt by the party to which it is addressed.

(e)       No provision of this Subscription may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Investor or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Subscription shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

(f)       This Subscription shall be governed by and interpreted in accordance with the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws.

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

SOL-GEL TECHNOLOGIES LTD.

By:  /s/ Gilad Mamlok

Name: Gilad Mamlok
Title:  Chief Financial Officer

M. ARKIN DERMATOLOGY LTD.

By:  /s/ Moshe Arkin

Name: Moshe Arkin
Title: ____________